FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For August 9, 2005

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-..............

This report on Form 6-K is hereby incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-116044) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for August 9, 2005 and incorporated by reference herein is the Registrant’s immediate report dated August 9, 2005.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) BY: /S/ Iris Yahal —————————————— Iris Yahal Chief Financial Officer

Dated: August 9, 2005

BLUEPHOENIX SOLUTIONS REPORTS FY2005 SECOND QUARTER & MIDYEAR RESULTS

▶	First Half 2005 versus First Half 2004:EBITDA at $4.2 Million vs. $3.5 Million
▶	Current Pipeline and Backlog Expected to Generate Strong Orders and Revenues Starting in Second Half of 2005

Herzlia, Israel –August 9, 2005 – BluePhoenix Solutions Ltd. (NASDAQ:BPHX), the leader in Enterprise IT Modernization, today reported it results for the second quarter and first six months ending June 30, 2005.

For the first half of fiscal 2005, BluePhoenix reported sales of $28.5 million, up 1% from $28.3 million in the same period a year ago. First half 2005 EBITDA (earnings before interests, taxes, depreciation and amortization of intangible assets) was $4.2 million as compared to $3.5 million in the first six months of 2004. First half adjusted net income – excluding amortization of intangible assets, depreciation and non-cash financial expenses mainly related to the convertible debentures – was $3.7 million, or $0.26 per share, as compared to $3.9 million, or $0.28 per share in the first half of 2004.

On a GAAP basis, the operating income for the first half of 2005 was $1.5 million as compared to $2.0 million in the first half of 2004. Net income was $0.5 million as compared to $1.9 million respectively. The results of the second quarter and first six months of 2005 were affected by an increased rate of amortization of intangible assets as well as the rapid decrease of the Euro currency versus the US dollar. The Euro currency was devaluated by 9.4% in the first half of 2005 as compared to 3.9% in the first six months of 2004.

Second quarter results were, as expected, in the range of the first quarter. Revenues were $14.4 million, a slight increase over $14.2 million in the first quarter of 2005. Second quarter EBITDA rose to $2.2 million, from $2.1 million in the first quarter. Adjusted net income – excluding amortization of intangible assets, depreciation and non-cash financial expenses mainly related to the convertible debentures – was $1.9 million, or $0.13 per share, as compared to $1.8 million, or $0.13 per share, in the first quarter this year.

On a GAAP basis, operating income for the second quarter of 2005 was $718,000, as compared to $815,000 in the first quarter of 2005. Net income was $186,000, or $0.01 per share, as compared to $309,000 or $0.02 per share, respectively.

“As we expected, the 2005 second quarter results were in the same range as the first quarter. We believe that the pipeline generated in the first half of this year will materialize into orders that will generate revenue growth starting from the second half of this year.” Said Arik Kilman, Chief Executive Officer of BluePhoenix Solutions Ltd. “We have closed 17 deals with new customers for our modernization solutions during the first half of 2005 at a total value of $10 million. The lead generation created through our marketing efforts is expected to add about 20 new deals to the backlog in the second half of the year. The current pipeline consists of both new pilot projects as well as second phase contracts, which are based on the successful delivery of the initial projects with those customers.” Added Mr. Kilman.

“We have built our leadership position in the $20 billion IT Modernization market on our proprietary comprehensive suite of mature automated tools, considered to be unique in their wide range of technological capabilities. Having passed the market and technological barriers, we now expect to clearly see visible improvements in both top and bottom line results. In the second quarter we have further aligned our cost structure for greater efficiencies. As a result of all of these developments, our operating results, as reflected in both revenues and EBITDA, are expected to markedly improve in the second half of this year. We look forward to reporting to you on our progress in the months ahead.” concluded Mr. Kilman.

Reconciliation of As-Adjusted results:

As adjusted operating income	H1-2005	H1-2004	Q2-2005	Q1-2005
	US $ Thousands

EBITDA	4,234	3,542	2,175	2,059
Amortization of intangible assets	(2,124)	(879)	(1,187)	(937)
Depreciation	(577)	(695)	(270)	(307)

Operating Income (GAAP)	1,533	1,968	718	815

As adjusted Net profit	H1- 2005	H1- 2004	Q2-2005	Q1-2005
	US $ Thousands

Adjusted Net Profit	3,685	3,884	1,854	1,831
Amortization of intangible assets	(2,124)	(879)	(1,187)	(937)
Depreciation	(577)	(695)	(270)	(307)
Non - cash financial expenses, mainly related to debentures	(489)	(433)	(211)	(278)

Net Profit (GAAP)	495	1,877	186	309

Arik Kilman, BluePhoenix CEO, and Iris Yahal, Chief Financial Officer, will review and discuss the 2005 second quarter results, and will be available to answer investor questions in a conference call on Tuesday, August 9th 2005 at 11:00 A.M. EST /6:00 P.M. Israel time.

Interested parties are invited to participate by calling one of the telephone numbers listed below, five to ten minutes prior to the start of the conference call. Callers should reference “BluePhoenix Second Quarter Results” to the AT&T conference call operator.

In the US call:	(800) 553-5275
Outside the US call:	+1-(612)-332-0630

An automated replay of the conference call will be available from August 9th 02:00P.M. until August 11th at 11:59 P.M. (EST).

To access the replay please call (USA) (800)-475-6701 or (International) +1-320-365-3844, and enter the access code: 790780.

About BluePhoenix Solutions

BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The Company’s comprehensive suite of tools and services (including technology for Understanding, Migration, Transformation, and Redevelopment) reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 12 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, Israel, and Australia.

The company’s major shareholder is the Formula Group (NASDAQ:FORTY), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets.

For more information, please visit our web site at www.bphx.com

(Tables to Follow)

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

All names and trademarks are their owners’ property.
Company Contact: Iris Yahal +972-9-9526110

	Three months ended June 30,		Six months ended June 30,		Year ended December 31,
	2005	2004	2005	2004	2004
	Unaudited		Unaudited

Revenues	$14,398	$14,171	$28,499	$28,310	$57,186
Cost of revenues	6,507	5,938	12,579	12,002	24,253

Gross profit	7,891	8,233	15,920	16,308	32,933
Software development
costs, net	1,827	2,022	3,758	4,061	8,055
Selling, general and
administrative expenses	5,076	4,894	10,052	9,584	19,981

	988	1,317	2,110	2,663	4,897
Depreciation	270	336	577	695	1,407

Operating income	718	981	1,533	1,968	3,490
Financial expenses, net	(573)	(386)	(1,231)	(559)	(882)
Other income, net	76	150	107	383	1,087

Income before taxes	221	745	409	1,792	3,695
Taxes on income	--	--	--	5	260

	221	745	409	1,787	3,435
Minority interest	(35)	249	86	408	(73)
Equity in losses of
affiliated companies	--	(177)	--	(318)	(516)

Net income	186	817	495	1,877	2,846

Basic earnings per share	0.01	0.06	0.04	0.14	0.21

Diluted earnings per share	0.01	0.06	0.04	0.14	0.21

Common shares outstanding	13,557	13,522	13,561	13,516	13,523

Common shares assuming
dilution	14,940	14,672	14,959	14,564	14,679

	June 30, 2005	December 31 2004
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$9,684	$9,363
Marketable securities	170	177
Accounts receivable:
Trade	16,654	15,814
Other	2,621	2,567

Total current assets	29,129	27,921

INVESTMENTS	370	--

FIXED ASSETS
Cost	11,189	10,614
Less - accumulated depreciation	8,863	7,921

Total fixed assets	2,326	2,693

OTHER ASSETS, NET	64,919	60,268

Total assets	$96,744	$90,882

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$8,832	$7,214
Accounts payable and accruals:
Trade	3,855	4,382
Deferred revenue	4,871	2,583
Other	6,457	7,385

Total current liabilities	24,015	21,564

LONG-TERM LIABILITIES:
Convertible debentures	4,198	5,149
Accrued severance pay, net	1,269	1,160
Provision for losses in
formerly-consolidated subsidiary	1,971	1,971
Loans from banks and others	10,014	7,537

Total long-term liabilities	17,452	15,817

MINORITY INTEREST	4,825	4,870

SHAREHOLDERS' EQUITY	50,452	48,631

Total liabilities and shareholders' equity	$96,744	$90,882